February 8, 2010

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-8561
Attention:	Mr. H. Christopher Owings
Mr. Scott Anderegg

Re:	General Finance Corporation
Registration Statement on Form S-1
Filed December 18, 2009
File No. 333-163851
Form 10-K for Fiscal Year Ended June 30, 2009
Filed September 28, 2009
Form 10-Q for the Quarter Ended September 30, 2009
Filed November 12, 2009
File No. 001-32845

Dear Messrs. Owings and Anderegg:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated January 15, 2009 with respect to the Registration Statement on Form S-1 filed by General Finance Corporation (the “Company”) with the SEC on December 18, 2009 (the “Form S-1”), the Form 10-K for Fiscal Year Ended June 30, 2009 filed September 28, 2009 (the “Form 10-K”) and the Form 10-Q for the Quarter Ended September 30, 2009 filed November 12, 2009 (the “Form 10-Q”).

The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this response letter for convenience.

Staff Comments and Company Responses

Form S-1

1.	Please file all required exhibits in a timely manner so that we may have time to review them before you request that your registration statement becomes effective.

           The Company acknowledges the Staff’s comment and respectfully advises that the Company has filed Exhibits 4.3 through 4.10 to the Form S-1 to permit review of these exhibits.

Part II

2.	Please provide the disclosure required by Item 701 of Regulation S-K concerning recent sales of unregistered securities. Also see Item 15 of Form S-1.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised Part II of the Form S-1 to include Item 15 and the disclosures required by Item 701 of Regulation S-K.

Signatures, Page II-3

3.	Please amend your filing to include your controller/principal accounting officer’s signature. See Instruction 1 to the Signatures section of Form S-1.

The Company respectfully advises the Staff that it has revised the Signatures section of Form S-1 to include controller/principal accounting officer’s signature.

Exhibit 5.1

4.	Please revise to include the file number of the registration statement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Exhibit 5.1 has been revised to include the file number of the registration statement.

5.
In the third paragraph of the legal opinion, we note that counsel has assumed the legal competence of all signatories to documents.  Counsel may assume that the persons signing the documents had legal authority to do so.  This is a conclusion of law and, as such, please revise the opinion accordingly.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the assumption concerning the legal competency of all signatories has been deleted from the opinion.

6.
We note that you are registering the shares of common stock issuable upon the exercise of the warrants, but in your third paragraph of the legal opinion you assume that there will be a sufficient number of authorized common stock shares if the warrants are exercised.  Please tell us how you are able to opine that the shares will be validly issued if you cannot determine that sufficient shares are duly authorized.  It is in appropriate to assume a material fact underlying your opinion.  Please revise the opinion to omit this assumption or advise.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the assumption concerning a sufficient number of authorized common stock shares has been deleted from the opinion.

7.
We note the language in second to last paragraph, “[t]he opinion set forth herein are based upon the facts in existence and laws in effect on the date hereof, and we assume no obligation to advise you of any changes in the foregoing subsequent to the effectiveness  of the Registration Statement.”  Please be advised that in order for you to become effective, it will be necessary to for counsel to file an opinion dated as of the effective date.  Alternatively, counsel should remove the limitations from the opinion.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that counsel will file an opinion dated as of the effective date.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 37

8.
Please tell us how you considered explaining the fluctuations in interest income and minority interest as part of your explanation of changes in your results of operations.  In this regard, the fluctuations in these line items from year to year appear significant.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that interest income was significant during the Company’s fiscal year ended June 30, 2008 (“FY 2008”) because of investments in marketable securities held in a trust account prior to its initial business combination with RWA Holdings Pty Limited and its subsidiaries (“Royal Wolf”) in September 2007.  Prior to this business combination with Royal Wolf, the Company was a blank-check company.  Investments of this type and interest income in general were not significant to Royal Wolf (the Predecessor) and are no longer significant to the Company as it is now a net borrower.  The Company explained the variation of interest income in the comparison of the results of operations for FY 2008 to the year ended June 30, 2007 (see page 41 in the Form 10-K for the Fiscal Year ended June 30, 2009 and page 62 of the S-1 Registration Statement), but did not believe it significant to continue the explanation to the current periods.  However, we have revised the S-1 Registration Statement to include this explanation in the comparison of the results of operations for the year ended June 30, 2009 (“FY 2009”) to FY 2008.  See page 60.

Minority interest (non-controlling interest) is a result of Bison Capital’s 13.8% interest in Royal Wolf, which is disclosed; and while it has an effect on net income (loss) and could fluctuate significantly depending on the results of Royal Wolf’s operations between periods, the Company believed that its variation were not meaningful to its investors and interested parties as a non-cash item.  However, we have revised the S-1 Registration Statement to include an explanation in the comparison of the results of operations for FY 2009 to FY 2008 and will include an explanation in future filings.  See page 60.

9.
In future filings, when you identify intermediate causes of changes in revenues, such as an increase in price or volume, please provide your readers with insight into the underlying drivers of those changes.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will endeavor to provide such insight in future filings.

Measures not in Accordance with Generally Accepted Accounting Principles in the United States, page 42

10.
Please explain to us why you have reconciled your non-GAAP financial measures of EBITDA and Adjusted EBITDA to Operating Income as opposed to Net Income.  Please refer to Question 103.02 from our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, available on our website at www.sec.gov/divisions/corfin/guidance/nongaapinterp.htm.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company considered Question 103.02 from the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and concluded that Operating Income is an appropriate GAAP starting point to reconcile EBITDA and Adjusted EBITDA because in its definition of EBITDA it excludes “non-operating costs,” which is meant to exclude all items not included in  Operating Income.  Therefore, the only adjustments to derive EBITDA and Adjusted EBITDA would be included in Operating Income and we do not intend to make any adjustments that are not in Operating Income.  The Company believes that the presentation is very easy to derive in public documents and is the most meaningful non-GAAP measure to our investors and interested parties.  However, to clarify this further, we will add “and income” to the end of our definition of “non-operating costs.”  See page 63.

We will reconcile EBITDA to Net Income in future filings.

Critical Accounting Estimates, page 45

11.
In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates.  Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied.  For example, if reasonably likely changes in an assumption used in testing your goodwill or intangible assets for impairment would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified.  Refer to Section V of our Release No. 33-8350.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings, the Company will endeavor to revise the discussion of its critical accounting estimates to focus on assumptions and uncertainties that underlie; as well as quantify, where material, analysis of the impact of critical accounting estimates on its financial position and results of operations for the periods presented, including the effects of changes in assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied.

12.
Given the material amount of your goodwill and the continued challenging economic conditions, please consider the following guidance when preparing your upcoming Form 10-K.  Please clearly indicate within your Critical Accounting Policy how you determine your reporting units for purposes of goodwill impairment testing and your methodology for determining the fair value of each reporting unit.  Additionally, please disclose whether any of your reporting units are at risk of failing step one of the impairment test.  If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information is assessing the sensitivity of your goodwill to future impairment.  Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

• Percentage by which fair value exceeded carrying value as of the date of the most recent test;
• Amount of goodwill allocated to the reporting unit;
• Description of the methods and key assumptions used and how the key assumptions were determined;
• Discussion of the degree of uncertainly associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
• Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will consider and endeavor to implement the Staff’s guidance relating to goodwill within its Critical Accounting Policy in its upcoming Form 10-K.

Item 9A.  Controls and Procedures, page 47

13.
We note your conclusion regarding the effectiveness of your disclosure controls and procedures.  If you choose to provide the definition of disclosure controls and procedures in future filings, please ensure that you provide the entire definition specified by Exchange Act Rules 13a-15(e) and 15d-15(e).  Specifically, the portion of the definition that you currently provide as subsection one should be revised to indicate that disclosure controls and procedures are effective in that they provide reasonable assurance that information required to be disclosed by you in reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will consider the Staff’s recommendation and if it chooses to provide the definition of disclosure controls and procedures in future filings, it will provide the entire definition specified by Exchange Act Rules 13a-15(e) and 15d-15(e).

Financial Statements for the Year Ended June 30, 2009

Consolidated Statements of Operations, page F-4

14.
We note that you separately present revenues from sales and leasing.  Please tell us why you do not separately present cost of sales related to your sales and leasing businesses.  In this regard, it appears from your current disclosure that the direct costs of your leasing operations may be included in the line item titled “Leasing, selling and general expenses” and in the line item titled “Depreciation and amortization.”  Refer to Rule 5-03 of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that while we are aware that Rule 5-03 of Regulation S-X generally requires the segregation of selling, general and administrative expenses from operating expenses, the Company presents its statements of operations consistent with industry practice.  Specifically, consistent with that of Mobile Mini, Inc., the largest company in the portable services sector.  In accordance with this presentation, cost of sales includes the costs for sales revenue only and operating costs related to leasing activities are included in “Leasing, selling and general expenses.”  Both the line items “Cost of sales” and “Leasing, selling and general expenses” exclude depreciation and amortization.

15.	It is unclear to us from your current presentation whether you have excluded depreciation and amortization from cost of sales. Please tell us how you considered the guidance of SAB Topic 11:B.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that reference is made to our response to the Staff’s Comment No. 14.  In accordance with SAB Topic 11:B, we will revise the line item “Cost of sales” to “Cost of sales (exclusive of the items shown separately below)”  in the S-1 Registration Statement and in future filings.  See pages 58, 61 and F-5.

Notes to Consolidated Financial Statements, page F-7

Note 1.  Organization and Business Operations, page F-7

Acquisition of Pac-Van, page F-8

16.
Please explain to us how you considered whether financial statements for Mobile Office Acquisition Corp. are required pursuant to Rule 3-05 of Regulation S-X.  Your response should provide us with the calculations for each significance test specified in rule 1-02(w) of Regulation S-X and explain how you have interpreted Rule 3-05 in determining that no financial statements are needed.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company did determine under Rules 3-05 and 1-02(w) of Regulation S-X that the acquisition of Pac-Van met the condition for a definition of a significant subsidiary of greater than 50% and, accordingly, separate audited financial statements of Mobile Office Acquisition Corp. and/or Pac-Van, as well as unaudited interim financial statements, were needed for the three-year period ended December 31, 2007.  Such financial statements were included in the Definitive Proxy Statement filed on August 27, 2008 for a special stockholders meeting held on September 30, 2008 to approve the acquisition of Pac-Van.  In addition, separate audited financial statements of Mobile Office Acquisition Corp. and/or Pac-Van for the three-year period ended December 31, 2007, as well as for the nine month period ended September 30, 2008, have been included in the S-1 Registration Statement.  See pages S-1 to S-38.

17.
We note from your purchase price allocation for Pac-Van that approximately 99% of the total purchase price was allocated to goodwill.  Please tell us where you provided disclosure required by paragraph 51(b) of SFAS 141.  Also explain to us in detail your methodology for determining the fair value of the identified tangible and intangible assets, your business reasons for paying such a large premium to acquire this company, and any other information that may assist us in understanding why virtually all of the $47 million purchase price is allocated to goodwill.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that we have revised the S-1 Registration Statement to include additional disclosures required by paragraph 51(b) of SFAS No. 141 relating to the primary reasons for the acquisition and will include this disclosure in future filings.  See page F-10.

The Company held a special stockholders meeting on September 30, 2008 to approve the acquisition of Pac-Van.  The Definitive Proxy Statement filed on August 27, 2008 for the special stockholders meeting included information regarding the background, business reasons and other factors for the merger and the purchase consideration to be paid by the Company, which formed a special committee of the Board of Directors to oversee the acquisition process.  In its evaluation, the special committee considered, among other things, the opinion of RBC Capital Markets Corporation, its financial advisor, who provided a written opinion as to the fairness from a financial point of the aggregate merger consideration to be paid by the Company.  In addition, the Company engaged a corporate valuation and advisory firm, AccuVal Associates, Incorporated, to perform a valuation in accordance with SFAS No. 141 of the tangible and intangible assets, including goodwill, of Pac-Van at the date of acquisition.

Note 2.  Summary of Significant Accounting Policies, page F-9

Segment Information, page F-10

18.
We read that you have determined that you have one reportable operating segment.  Please provide us with your analysis under ASC 280-10-50 to support your conclusion that you have only one operating segment.  Your response should include a description of the various reports that are provided to your Chief Operating Decision Maker (CODM) and your Board of Directors and identification of the information used by your CODM to make decisions abut resource allocation and performance assessment.  If your CODM only reviews consolidated financial information for these purposes, please explain to us in reasonable detail why consideration of the differences in geographic or the differences between sales and leasing businesses is not needed in order for the CODM to manage the business in an appropriate control environment.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that reference is made to our response to the Staff’s Comment No. 12.  The Company reports its branch (called a customer service center in the Asia-Pacific area) operations as a single operating segment and reporting unit at the entity level for each geographic segment under ASC 280-10-50 given that the Company’s branch operations have similar economic characteristics covering all products leased or sold; including similar customer base, sales personnel, advertising, yard facilities, general and administrative costs and branch management in their respective geographic locations.

The Chief Executive Officer, who is the CODM, reviews reports and makes operating decisions at the entity level based upon his review of the operations of both Royal Wolf and Pac-Van.  His decisions about performance assessment focus primarily on overall revenues and EBITDA at each geographic segment and branch location.  While he and the Board of Directors desire an overall greater proportionate mix of leasing over sales revenues, primarily in the Asia-Pacific area, performance evaluation and resource allocation are currently not primarily focused in this area.  In addition, the allocation of resources, performance evaluations and operating decisions are not dependent on the mix of products. The Company does not attempt to allocate shared revenue nor leasing, selling and general expenses to the different configurations of products for lease and sale. The branch operations include the leasing and sales of mobile storage, modular buildings, mobile offices and portable container building units configured for both storage and modular space.  Discrete financial data on all of the Company’s products are not available and it would be impractical to collect and maintain financial data in such a manner.  Therefore, based on the provisions of ASC 280-10-50, we believe the reportable segment information is the same as contained in its consolidated financial statements.

The geographic operations of Pac-Van and Royal Wolf are decentralized from the corporate headquarters.  Each unit has its own credit facilities and manages it treasury function.  As a result, decisions on resource allocation to each geographic segment by the CODM and Board of Directors are primarily as a result of the annual budgeting process.

Goodwill, page F-12

19.
We note that you determined that no impairment provision related to goodwill was required to be recorded as of June 30, 2009.  Please refer to comment twelve above and provide us with information requested in that comment for your goodwill impairment testing as of June 30, 2009 to assist us in better understanding how you concluded that no impairment was necessary.  Your response should also explain how you considered the market capitalization of your company when determining fair value.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company reports its branch (called a customer service center in the Asia-Pacific area) operations as a single operating segment and reporting unit at the entity level for each of Royal Wolf and Pac-Van given that the Company’s branch operations have similar economic characteristics covering all products leased or sold; including similar customer base, sales personnel, advertising, yard facilities, general and administrative costs and branch management in their respective geographic locations.

Based on the goodwill impairment testing as of June 30, 2009, the Company does not believe that Royal Wolf is at risk of failing a step one impairment test at June 30, 2010.  The excess amount of the fair value was approximately 40% to over 100% of the carrying amount of goodwill of $27,028,000 at June 30, 2009; which was based on varying the assumptions used in the valuation model, with the lowest values being the product of the most conservative assumptions in a range of reasonable market assumptions.

Based on goodwill impairment testing as of June 30, 2009, the Company believes that there is a risk that Pac-Van may fail a step one impairment test at June 30, 2010, even though the excess amount of the fair value was 9% of the carrying amount of goodwill of $46,889,000 at June 30, 2009.

In determining its valuation of the Pac-Van reporting unit, the Company used a weighted-average income approach based 50% on a debt free, discounted cash flow (“DCF”) methodology (which utilized a weighted-average cost of capital of 9.25% for the United States) and 50% based on an average multiplier of 7.5 of trailing twelve months EBITDA, or market approach.  The multiplier was derived by analyses of the market, the Company and the Pac-Van transaction multipliers.

Significant assumptions used in the Pac-Van debt free DCF methodology included sales and leasing revenues declining in the year ending June 30, 2010 (“FY 2010”) by 10% and 25%, respectively.  Leasing revenues in the fiscal year ending June 30, 2011 (“FY 2011”) were then assumed to increase by 1% over FY 2010 and plateau at a 3% sustained growth after the fiscal year ending June 30, 2015.  Sales revenues were assumed to increase 3% per year commencing in FY 2011.  The gross margin percentage on sales revenues was assumed to be 25% (reflecting current margins, but lower than historical margins) and operating expenses were assumed to increase 2.5% per annum commencing in FY 2011.

The revenue growth assumptions discussed above are lower than what Pac-Van experienced subsequent to the last recession in 2003, but the Company considered that the current economic environment is more severe.  Over 40% of Pac-Van’s business is related to the construction industry and while the valuation model assumes revenue declines in FY 2010 and modest growth (to effectively catch up to previous levels) in the subsequent two fiscal years, a prolonged and even more severe recession over three to five years in the construction industry, which is not factored in the valuation, would be the most significant negative factor to the valuation methodology at Pac-Van.  The Company will endeavor to discuss this sensitivity in future filings.

The Company recognized that its common stock price declined significantly in FY 2009 from $5.55 per share as of July 1, 2008 to $1.65 per share as of June 30, 2009.  This resulted in the Company's market capitalization being approximately $30 million as of June 30, 2009 (with 17.8 million shares outstanding), versus $77 million as of July 1, 2008 (with 13.8 million shares outstanding), with the net book equity of the Company at $110 million as of June 30, 2009.  In determining the impact on the valuation, the Company considered that its common stock is thinly traded with average and median daily trading volume of 17,938 and 6,650 shares between July 1, 2008 and June 30, 2009.  As such, if prospective buyers were to attain a controlling or significant interest of the Company’s common stock in the open market, they would effectively drive up the stock price significantly.   In addition, despite the stock price decline, the Company believes its long-term fundamentals have stayed intact.  Further, significant control is collectively held by Ronald  Valenta, Chief Executive Officer (3.2 million shares), Ronald Havner, Director (2.5 million  shares), and other directors of the Company’s Board and executive officers of  the  Company (over 449,000 shares) as of June 30, 2009.  These total shares owned represent over 34% of the 17.8 million shares issued and outstanding and are larger than any individual outside shareholders.  SFAS 142 discusses the ability of controlling shareholders to benefit from market participant synergy and other intangible assets that arise from control to cause the fair value of the entity to exceed its market capitalization.  The Company believes that its market capitalization does not reflect the value of its underlying operating businesses and, accordingly, there should be no impairment to the net book value of the Company's equity.

Note 7.  Income Taxes, page F-23

20.
Please explain to us in more detail how you determined that no valuation allowance on your deferred tax asset was necessary and how you determined that the amount is more likely than not to be realized.  Please discuss all positive and negative evidence that you considered as contemplated in ASC 740.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company considered the positive and negative evidence as contemplated in ASC 740 in evaluating that its deferred tax assets are more likely than not be realized at June 30, 2009.  The primary negative evidence was the Company’s recent loss in FY 2009; but this is not considered “cumulative losses in recent years” under ASC 740 because the Company has both retained earnings as of June 30, 2009 and was profitable in the fiscal years ended June 30, 2007 and 2008.  In addition, the primary reasons for the FY 2009 loss were due to unrealized losses on foreign exchange and interest rate swaps and options totaling over $8.6 million; as well as a realized foreign exchange loss of $2.8 million, the magnitude of which is not contemplated in the foreseeable future.  Further, Pac-Van, which was profitable on a stand-alone basis and in the preceding three years prior to its acquisition by the Company, has a strong earnings history.  The Company also considered that its results of operations in the foreseeable future are expected to be flat or below FY 2009 due to the current economic environment in FY 2010, but it has forecasted to be profitable in FY 2010 and had net income for the quarter ended September 30, 2009.

Other factors the Company considered were (a) there has been no history of operating loss or tax credit carryforwards expiring unused, (b) there are no unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years, (c) there are no brief carryforward periods in the United States or Australia, (d) there are no negative evidence of work stoppages, labor difficulties, legal proceedings or legislation, and (e) the Company remained in compliance of it loan covenants.

In addition to the positive and negative evidence noted above, the Company also analyzed the potential realization of its deferred tax assets in light of the four potential sources of taxable income as outlined under ASC 740.  In the analysis, the Company determined that a significant percentage of the projected FY 2009 projected net operating loss on a consolidated basis is eligible for carryback to prior tax years of the consolidated parent (The Company).  The Company has not yet filed this return or made the election to forego the carryback period.

Further, there is a direct correlation between the substantial future taxable temporary differences recorded as tax deferred liabilities and the tax deferred assets recognized, which consist primarily of the FY 2009 consolidated net operating loss and loss carryover amounts from the Company’s newly acquired subsidiary, Pac-Van.  The primary driver of the consolidated net operating loss is the ability of the Company to use accelerated tax depreciation methods in its equipment fleet.

In further examining the fixed asset depreciation driver, the Company determined that: a) the tax depreciable life of the equipment fleet will end substantially prior to the end of the net operating loss carryover period, thereby triggering the taxable temporary differences while the tax assets are available for offset; and b) due to the substantial end-of-tax-life fair market value of the equipment fleet, substantial built-in gains (fair market value in excess of tax basis) exists with respect to the equipment fleet.  As a result of these relationships, coupled with the Company’s ability to control its purchases of new equipment and sale of old fleet assets as well as the ability to elect out of accelerated tax depreciation methods (tax planning), the “NOL utilization conclusion” was made that use of these tax deferred assets was more likely than not to occur.

Note 13.  Subsequent Event, page F-30

21.
We also note that you amended your ANZ senior credit facility in September 2009.  Please explain to us whether any of these changes was a substantial modification of terms and the accounting impact, if any, of each amendment.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company disclosed in Note 13 of the Financial Statements for the Year Ended June 30, 2009 what were the significant amendments to the ANZ credit facility, but does not believe that any of these were a substantial modification, specifically there was no change of 10% or greater of the expected net cash flow that would result in an extinguishment under ASC 470-50.  The only amendment that had an accounting impact was the revision of the minimum required principal payments for FY 2010, which the Company disclosed as being reflected in the current portion of long-term debt and obligations in its consolidated balance sheet as of June 30, 2009.

Form 10-Q for the Quarter Ended September 30, 2009

Condensed Consolidated Balance Sheets, page 3

22.
It is unclear to us that you have properly applied the guidance in ASC 810-10-65 to your balance sheets.  Please explain to us in reasonable detail why you have not presented your noncontrolling interests in the consolidated statement of financial position within total equity.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company disclosed its accounting for noncontrolling interest in Note 8 of the Condensed Consolidated Balance Sheets.  As disclosed in Note 8, the Company accounts for Bison Capital’s put option as a non-freestanding financial instrument classified in temporary equity, pursuant to the requirements of SEC Accounting Series Release (“ASR”) No. 268,  Presentation in Financial Statements of “Redeemable Preferred Stock.” Also, as discussed in Note 2 of the Condensed Consolidated Balance Sheets, effective July 1, 2009, the Company adopted the provisions of a pronouncement issued in December 2007 on what is now codified as FASB ASC Topics 805, Business Combinations, and 810, Consolidation.  The provisions of FASB ASC Topics 805 and 810 effectively consider noncontrolling interests as a component of equity; unless the noncontrolling interests fall more appropriately under the guidelines of other publications, such as SEC ASR No. 268.  While the amendment to the Bison Capital Agreement on September 21, 2009 (and as disclosed in Note 8) provided for the Bison Capital put option to be repaid in cash, Company common stock or combination thereof, subject to mutual agreement, it cannot be assured that the put, if and when exercised by Bison Capital, would be satisfied by equity consideration.  Therefore, the Company believes that treatment of the put option as mezzanine or temporary equity classification as a redeemable equity instrument under SEC ASR No. 268 is more appropriate than equity classification under the provisions of FASB ASC Topic 805 and 810.

* * * * * * * * * *

The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (626) 584-9722 x1008.

Sincerely,

/s/ Christopher A. Wilson

Christopher A. Wilson
General Finance Corporation
General Counsel & Vice President

cc:           Ronald F. Valenta, General Finance Corporation